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EXHIBIT 99.C

                            HEINZ FAMILY FOUNDATION

 Set forth below are the names, citizenship, residence or business addresses and present principal occupation or employment and the principal business and address of any corporation or other organization in which such employment is conducted, in each case with respect to each executive officer and director of the Foundation (other than the name, such information is provided below only if it does not appear elsewhere herein):

Teresa Heinz
Chairperson and Chief Executive Officer

Rose Gibson
Assistant Secretary

Jack E. Kime
Chief Financial Officer

Jeffrey Lewis
Executive Director and Chief Operating Officer

Wendy MacKenzie
Secretary

Joan D. McCauley

S. Donald Wiley
Treasurer

    Set forth below is the beneficial ownership of shares of Common Stock of each of the executive officers and directors of the Foundation, unless such information appears elsewhere herein:

    (1) Ms. Rose Gibson has sole voting and dispositive power with respect to 254 shares of Common Stock (less than 0.1% of the outstanding Common Stock).

    (2) Mr. Jeffrey Lewis is not the beneficial owner of any shares of Common Stock.

    (3) Ms. Joan D. McCauley has sole voting and dispositive power with respect to 200 shares of Common Stock (less than 0.1% of the outstanding Common Stock).

    None of the directors or executive officers of the Foundation has effected any transaction in shares of Common Stock during the sixty day period preceding the date of this Statement.

    The shares of Common Stock held by the directors and executive officers are held by them for the benefit of beneficiaries of the members of the Group which persons in some cases, have the right to receive dividends on, or the proceeds from the disposition of, the Common Stock so held. No person has the right to receive dividends or proceeds from 5% or more of the outstanding Common Stock held by such directors and executive officers.

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